Exhibit (k)(6)

PGIM Investments LLC
655 Broad Street – 17th Floor
Newark, New Jersey 07102

[ ], 2023

The Board of Trustees

PGIM Credit Income Fund

655 Broad Street—6th Floor

Newark, New Jersey 07102

Re: PGIM Credit Income Fund (the “Fund”)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”), the Fund’s investment manager, has contractually agreed to waive its base management fee, as described in the Fund’s prospectus (the “Management Fee”), in its entirety for one year from the effective date of the Fund’s registration statement (the “Waiver Period”).

Following the Waiver Period, PGIM Investment’s agreement to temporarily waive its Management Fee will terminate.

During the Waiver Period, this waiver will remain in effect unless earlier terminated by agreement of the Board of Trustees of the Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By:

Name: Scott E. Benjamin

Title: Executive Vice President